Exhibit 12.1

J.B. Hunt Transport Services, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2010		2009		2008		2007		2006		2005

Earnings:

Earnings before tax and equity in operations of affiliated company	$145,682		$220,612		$323,971		$326,277		$357,494		$338,335
Fixed charges	14,287		31,078		41,124		39,355		14,104		5,180

Adjusted earnings	$159,969		$251,690		$365,095		$365,631		$371,598		$343,515

Fixed charges:

Interest expense	$12,115		$27,629		$38,273		$36,432		$11,977		$3,106

Amortization of costs related to indebtedness	490		952		931		1,209		543		488

Estimated interest within rental expenses	1,682		2,496		1,920		1,713		1,584		1,585

Total fixed charges	$14,287		$31,078		$41,124		$39,355		$14,104		$5,180

Ratio of earnings to fixed charges	11.2	x	8.1	x	8.9	x	9.3	x	26.3	x	66.3	x